Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 333-118151

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Modem Media will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission (“SEC”) reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003, Digitas’ and Modem Media’s joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission on August 12, 2004 and amended on September 10, 2004 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

On September 10, 2004, Digitas and Modem Media filed an amended registration statement on Form S-4 containing a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the Form S-4, the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on September 10, 2004. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on September 10, 2004. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

INTEGRATEUpdate newsletter

We want to hear from you.

Please keep your questions coming:

questions@digitas.com

merger@modemmedia.com

Interview

Rian Kirkman Associate Director, Marketing Digitas San Francisco

Integrate	Update: Rian, welcome. Thank you for joining us for the fourth issue of Integrate Update.

Rian:	No problem.

IU:	Rian, how long have you worked at Digitas and what is your role?

Rian:	I’ve been at Digitas about three years now. I’m an associate director of marketing currently on the Schwab team. Right now I’m working specifically on Schwab’s Active Trader and Affinity/Sponsorship business units. I really enjoy being part of the Schwab team. It’s a great group of people, and I’ve been able to work on a whole range of campaigns—from Active Trader acquisition strategy to the PGA Tour sponsorship. The work we do has produced tremendous results for the client.

IU:	You sound very satisfied with the work. Is there anyone on the team or in the office that you look to for support and motivation?

Rian:	Well, it’s hard to single out one individual. The entire creative department in San Francisco is amazing. They are able to take a mish-mash of marketing strategy and communication needs and not only turn it into something intelligent and consumer-friendly, but really raise the bar on creative output.

IU:	What is your favorite part of coming into the Digitas San Francisco office every day?

Rian:	The people here work hard, but there is also a sense of fun. They take the work seriously, but they don’t take themselves too seriously! That makes all the difference. And I think because the office is smaller we’re able to maintain an entrepreneurial feel here despite being part of a larger organization.

IU:	Have you participated in any of the Digitas team sporting events or outings?

Rian:	I was on the Digitas basketball team that lost to the Lakers in the 2001 NBA finals. Well, actually we lost in the semis to the Golden Gate Social Club — almost the same thing. I also participated in last year’s Volunteer Day, and helped paint a San Francisco cityscape at a local playground. Of course, my lack of graphic ability limited me to just drawing the square windows in all of the buildings, but I now consider myself an expert.

IU:	What extracurricular activities or hobbies keep you busy outside of the office?

Rian:	I am a huge sports fan, and enjoy watching games as much as I enjoy playing them. My favorite sports are basketball, football, and baseball. I also enjoy live music, pop culture, the Simpsons, and Law & Order.

IU:	Rian, thanks so much for your time. And good luck against those Lakers next year!

News & Updates

The integration planning teams continue to make progress. This issue of Integrate Update will focus on two areas: integrating the IT and back office systems, and Learning & Development.

Information Technology

The IT integration planning team is preparing for the combination of Modem Media and Digitas information technology architectures. The team has been meeting with back-office and capability leaders across the Modem Media network to identify each group’s business needs and to develop roadmaps for meeting them. While evaluations are still in progress, the team is actively developing the following migration plans:

•	The Modem Media computer network in every office will be upgraded to address bandwidth needs associated with future growth, as well as to meet the more immediate demands of the London and San Francisco office consolidations. In some cases, this will result in faster Internet connections. In all cases, this will enable faster and easier sharing of files (where appropriate) for client teams and across each agency’s individual network.

•	Immediately following the closing of the transaction, any employee changing agency affiliations will receive his or her new e-mail address. It is our goal to forward e-mail from “old” e-mail addresses to the new e-mail accounts, as well as to enable employees to continue using their existing Outlook e-mail software to access their e-mail.

•	Within weeks of the closing, Modem Media offices will have access to localized versions of the corporate Portal. While the Portal will initially be used almost exclusively for communicating cross-company information pertaining to the merger, it will evolve to emulate the current Digitas Portal. The Portal is Digitas’ primary channel for communicating corporate and office-specific news and events, sharing capability overviews and information, connecting to company resources such as the Knowledge Center and Benefits, and accessing community bulletin boards. Ultimately, the Portal will become the primary mechanism for accessing and sharing internal and client team documents and information.

•	Also, within weeks of the closing, 5-digit telephone dialing (e.g., 9 + Office Code + 4-digit extension) will be enabled among all Digitas and Modem Media offices to simplify calling among all locations.

•	By January 1, 2005, Modem Media employees will benefit from an accelerated schedule to upgrade e-mail and calendar functionality through an upgrade of Microsoft Office that includes Outlook. Current plans call for faster e-mail and calendar functions among all Digitas and Modem Media offices, improved spam mail filtering, access to e-mail and calendar via the Web, and much improved software user interface. These improvements will be available across the PC and Macintosh communities.

•	Beginning January 1, 2005, Modem Media employees will migrate to the Digitas Inc. timesheet, travel & expense reporting, and project accounting process and systems. The IT integration planning team is developing training materials and plans for employees who will be migrating. Information about paycheck and T&E direct deposits will be forthcoming from Human Resources.

•	Finally, the IT integration team will continue meeting with capabilities to identify process and/or technology gaps and to develop resolution plans for implementation post-close. Early meetings have identified opportunities in the Project Management, Media, and Creative capabilities.

Learning & Development

The Learning & Development group (L&D) is currently working with select integration teams to help ensure a smooth and successful transition post-close. The group has met with regional leaders to support new agency orientation for employees and is also working with the IT integration planning team to make certain that employees transitioning to new technology and processes have the necessary training and materials.

In the upcoming months, the L&D team will assess needs and develop content to meet each agency’s specific training and professional development goals. L&D will also provide best practices sharing across both agencies, closely adhering to all rules governing client confidentiality and client conflict guidelines.

FAQ

Thank you for submitting your questions through questions@digitas.com and merger@modemmedia.com. We will address common questions received in this and future issues of Integrate Update.

How will Modem Media employees participate in the Digitas benefits open enrollment in November?

Modem Media and Digitas employees will be able to choose their 2005 benefit plan online through their agency’s employee Portal. The Benefits team will send detailed information on the new plans to all employees prior to open enrollment in November, and will be available to answer questions in on-site forums.

Where are we in the formal process of the merger?

Last week, the companies filed a definitive joint proxy statement with the Securities and Exchange Commission. The next step is to solicit shareholder votes to approve the merger. The anticipated date of the close is mid-October. Important developments will be communicated through future issues of Integrate Update.